UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

11/F Building One, EHang Technology Park

No. 29 Bishan Blvd., Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On May 26, 2025, EHang Holdings Limited (the “Company”) issued a press release announcing the Company’s financial results and business updates for the first quarter ended March 31, 2025.

Exhibit 99.1 to this Form 6-K (excluding the statements set forth under the sections headed “Management Remarks” and “Business Outlook” contained in Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278830).

Exhibit Index

Exhibit	Description

99.1	Press Release: EHang Reports First Quarter 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

	By:	/s/ Conor Chia-hung Yang
	Name:	Conor Chia-hung Yang
	Title:	Chief Financial Officer
Date: May 27, 2025